SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Joint Report of Foreign Issuers

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Information furnished as at: 21 February, 2002

**This Report is a joint Report on Form 6-K filed by
Reed International P.L.C. and Elsevier NV**

REED INTERNATIONAL P.L.C.
(Registrant)

25 Victoria Street
LONDON
SW1H 0EX
(Address of principal executive office)

ELSEVIER NV
(Registrant)

Sara Burgerhartstraat 25
1055 KV AMSTERDAM
THE NETHERLANDS
(Address of principal executive office)

Indicate by check mark whether the registrants furnish or will furnish annual reports under cover Form 20-F or Form 40-F.

Form 20-F .√... Form 40-F .....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .... No √

Schedule of Information contained in this Report

Announcement of the preliminary results of the Reed Elsevier combined businesses for the year ended December 31, 2001, incorporating summary financial information in respect of both Reed International P.L.C. and Elsevier NV for the same period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants have duly caused this Report to be signed on their behalf by the undersigned, thereunto duly authorized.

Reed International P.L.C.
Registrant

....

By: L DIXON

Title: Deputy Secretary

Date: 21 February, 2002

Elsevier NV
Registrant

....

By: L DIXON

Title: Authorised Signatory

Date: 21 February, 2002

REED ELSEVIER

Press release

2/02 ISSUED ON BEHALF OF REED INTERNATIONAL P.L.C. AND ELSEVIER NV 21 FEBRUARY 2002

REED ELSEVIER: HIGHLIGHTS OF 2001 PRELIMINARY RESULTS

NEW INVESTMENT LED GROWTH STRATEGY STARTS TO PAY OFF

- Strong overall growth: revenues up 18%, adjusted pre tax profits up 20% at constant rates
- Strategic targets of above market revenue and double digit earnings growth at constant rates achieved one year early
- Strong financial result despite challenging economic environment
  - Science & Medical, Legal and Education prove resilient, with organic revenues and profit growth at 6% and 10%
  - Business division outperforms market, with organic revenue and profit declines held to 3% and 8%
- $4.5bn acquisition of Harcourt makes strong contribution, ahead of expectations
- On track to meet strategic and financial targets in 2002 and beyond

REED ELSEVIER

	2001 £m	2000 £m	***2001 €m***	*2000 €m*	Change at constant currencies %
Turnover	**4,560**	3,768	***7,342***	*6,180*	18%
Adjusted profit before taxation	**848**	690	***1,365***	*1,132*	20%

PARENT COMPANIES

	Reed International			Elsevier		
	2001	2000	Change %	**2001**	2000	Change %
Adjusted earnings per share	**26.1p**	23.3p	12%	***€0.64***	*€0.59*	8%
Dividend per share	**10.5p**	10.0p	5%	***€0.30***	*€0.28*	7%

Crispin Davis, Chief Executive Officer of Reed Elsevier, commented:

In the last two years major effort has been put into reshaping the business and organisation, and in addressing the fundamentals around product, sales and marketing. 2001 started to see the benefits of this coming through despite the challenging economic environment. We are now well placed to see the full impact of this work in the year ahead and we have great confidence in Reed Elsevier's future growth.

ENQUIRIES

London/Amsterdam
Sybella Stanley
+44 20 7227 5630
Catherine May (Media)
+44 20 7222 8420

New York
Paul Richardson
+1 212 309 5432

FOR THE YEAR ENDED 31 DECEMBER 2001

REED ELSEVIER COMBINED BUSINESSES

	2001 £m	2000 £m	2001 €m	2000 €m	Change at constant currencies %
Reported figures					
Turnover	**4,560**	3,768	***7,342***	*6,180*	+18%
Operating profit	**391**	210	***630***	*344*	+84%
Profit before taxation	**275**	192	***442***	*315*	+44%
Net borrowings	**3,229**	433	***5,296***	*697*	
Adjusted figures					
Operating profit	**990**	793	***1,594***	*1,301*	+22%
Operating margin	**22%**	21%	***22%***	*21%*	+1 pt
Profit before taxation	**848**	690	***1,365***	*1,132*	+20%
Operating cash flow	**1,006**	775	***1,620***	*1,271*	+26%
Operating cash flow conversion	**102%**	98%	***102%***	*98%*	
Interest cover (times)	**7**	8	***7***	*8*	

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier plc and Elsevier Reed Finance BV, together with their two parent companies, Reed International and Elsevier (the 'Reed Elsevier combined businesses').

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

The percentage change at constant currencies refers to the movements at constant exchange rates, using 2000 full year average rates.

PARENT COMPANIES

	Reed International			Elsevier		
	2001 £m	2000 £m	% change	2001 €m	2000 €m	% change
Reported profit attributable	**61**	11		***101***	*27*	
Adjusted profit attributable	**330**	270	+22%	***503***	*419*	+20%
Average exchange rate €:£	**1.61**	1.64		***1.61***	*1.64*	
Reported earnings per share	**4.8p**	1.0p		***€0.13***	*€0.04*	
Adjusted earnings per share	**26.1p**	23.3p	+12%	***€0.64***	*€0.59*	+8%
Dividend per share	**10.5p**	10.0p	+5%	***€0.30***	*€0.28*	+7%

The results of Reed International reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Elsevier reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed International and Elsevier shareholders take account of Reed International's interest in Elsevier.

We are pleased to report a strong financial result for 2001 and continued good progress in the execution of Reed Elsevier's strategy. This is despite the very challenging global economic environment, which has particularly affected Business publishing, and demonstrates the strong fundamentals of our business: leading brands and market positions, high quality and in-depth content, international business spread, and financial strength.

Execution of our growth strategy over the last two years is now starting to deliver, with growing revenue momentum, market share gains in most of our businesses, and operating margins improving. The $4.5 billion acquisition of the Harcourt businesses in July 2001 significantly expanded our Scientific & Medical and Education activities and is a major step forward in our strategic and financial progress.

The results for 2001 represent the achievement one year earlier than planned of our stated financial goals, of above market revenue growth and double digit earnings growth at constant currencies for 2002 and beyond. The key contributing factors have been the resilience and growing success of our Science & Medical, Legal and Education businesses, the acquisition of the Harcourt businesses and the outperformance of the Business division in depressed markets.

FINANCIAL RESULTS

In 2001, revenues were up 21% to £4,560 million/19% to €7,342 million with adjusted pre-tax profits up 23% to £848 million/21% to €1,365 million. At constant exchange rates revenues were up 18%, and adjusted pre-tax profits up 20%, including the benefit of the December 2000 share placing proceeds. Adjusted figures are stated before amortisation of goodwill and intangible assets and exceptional items.

Underlying revenue and adjusted operating profit growth, excluding acquisitions, disposals and currency translation, was 3% and 5% respectively. Excluding declines in Business to Business, of 3% and 8%, underlying revenues were up 6% and operating profits up 10%, a very satisfactory result. On a proforma calendar year basis, the Harcourt businesses grew both revenues and operating profits by 8%.

Overall operating margins were 1% higher at 22%. Operating cashflow conversion was strong with operating cash flow at £1,006 million/€1,620 million representing 102% of adjusted operating profits.

The Science & Medical business had a good year with strong subscription revenues and growing online sales, and a positive contribution from the Harcourt Science & Medical businesses. Revenues and adjusted operating profits were up 44% and 34% respectively at constant exchange rates, or 8% and 13% before acquisitions and disposals. The ScienceDirect online service now covers 66% of subscription revenues, up from 45% a year ago, and online usage continues to grow strongly. Subscriber attrition improved for the second consecutive year to only 4%. The integration of the Harcourt businesses is well advanced.

The Legal business has seen a marked turnaround in performance, with an acceleration in underlying revenue growth to 5% from 3% in 2000 and adjusted operating profits up 9% compared with a decline of 19% in the previous year. Total revenues and adjusted operating profits were up 7% and 9% respectively at constant exchange rates. Particularly significant was the performance in US legal markets where our investments in new and upgraded product, sales and marketing are starting to transform our competitive position. Online sales were up 10% which compares with 5% in 2000 and 1% in 1999 with demand particularly strong in the small law firm market. Overall operating margins, up 0.4 percentage points to 20.1%, have started to improve as investment levels begin to stabilise and revenue growth picks up. Outside the US, the legal businesses continue to perform satisfactorily.

The Education business had an excellent year. The Harcourt businesses exceeded our expectations with 12% growth in revenues and 10% growth in adjusted operating profits on a proforma calendar year basis, on top of an outstanding year in 2000. The K-12 (Kindergarten – 12th grade) business outperformed the US schools market for the third year in row with revenue growth of 11% driven by strong publishing programmes and won the highest market share of 2001 state adoption revenues in both elementary and secondary schools. The Testing business grew proforma revenues by 22% with significant incremental requirements on existing state testing contracts. Our existing businesses also had another good year with underlying revenues up 8% and adjusted operating profits up 10%, with particularly strong performances in US supplemental and from UK schools.

The Business division by contrast had a difficult year with the progressive weakening of global economic conditions exacerbated by the events of September 11 which particularly affected US markets. The impact on advertising revenues was in part mitigated by a strong performance in Exhibitions where underlying revenues and adjusted operating profits grew by 9% and 6% respectively, and by the more resilient subscription/copy sales. Revenues and adjusted operating profits were lower by 5% and 8% respectively at constant exchange rates, or 3% and 8% before acquisitions and disposals. This represents a significant outperformance of the Business to Business market. Our focus has been on building market share, improving yields, and aggressively cutting costs. Each of our major businesses in the US, UK and continental Europe was successful against these objectives. We have also benefited from the quality and balance of our portfolio, in sector and geographic spread, the mix of revenue streams, and the market leading positions of our titles and exhibitions.

During the year we substantially completed our disposals programme initiated in 2000, with the sale of the travel publishing businesses, OAG Worldwide and

Cahners Travel Group, the Bowker bibliographic business, certain Elsevier Business Information training businesses, and a number of non core titles and exhibitions. Earnings dilution of around 2% from these disposals, with a further 2% in 2002, is more than compensated by a more sharply focused business with stronger growth potential in attractive, core sectors.

PROGRESS ON STRATEGY

Throughout 2001 we have continued to execute aggressively against our strategy for growth that we laid out in February 2000. The hard work over the last two years is beginning to pay off and the performance of the businesses in 2001 now demonstrates the clear potential for the future. Our strategy and executional milestones are now fully embedded throughout the business, focused around the eight key foundations.

Focus on core businesses, to maximise immediate growth potential

We have focused rigorously on our core businesses and competencies. The acquisition of the Harcourt businesses has given us the full breadth we sought across Science & Medical and the scale we wanted in Education. We have also made several smaller acquisitions to enhance the business and exited those businesses that did not fit directly with our strategy. The structure of our business is now right, with four strong divisions, focused on higher growth sectors in attractive professional markets, each with the scale and the assets to succeed. Our emphasis is now on organic development supplemented by selective acquisitions.

Significantly upgrade management and organisation effectiveness

Our management structure – focused around the four divisions – is now well embedded and making a real difference. Our decision making is quicker and more market focused; there is greater accountability across the business; we are upgrading our talent through external recruitment and internal promotion; our total management team is becoming more diverse; we have introduced extensive personal development and training programmes; we have launched a core values programme across the business as part of our culture change programme.

Major upgrade of product, leveraging Internet technology, to deliver superior services to customers

Our products have come a long way in the last two years as we have expanded our value added content and exploited Internet technologies to deliver highly functional and intuitive information services.

In Science & Medical, the ScienceDirect online service is an acknowledged leader in the field of scientific research. In Legal, our information services for the US legal, corporate and federal markets have been transformed by the relaunched lexisnexis.com services. In Education, the success of our print publishing is set to be taken further forward in interactive electronic learning and testing programmes. In Business, we have focused on further improving the quality of our leading titles and exhibitions whilst launching Internet services.

Electronic revenues, primarily Internet based, now account for 27% of revenues and are a key driver of profit growth.

More effective marketing and sales programmes

Across the business, we have matched our renewed confidence in our products with significant expansion and upgrade of our sales and marketing, firmly rooted in understanding and meeting customer needs. We have continued to build our sales teams in Science, Legal and now in Education in addition to the major increases in 2000, and to raise their effectiveness through focus on leadership, training, measurement and incentives. Major marketing programmes in Legal are establishing LexisNexis as a truly global brand as well as targeting individual markets such as law schools and small law firms. In Business to Business, sales and marketing initiatives are key to our yield management and market share progress. All of our marketing programmes have been extensively revamped based on detailed market research, and our branding strategies repositioned to support our global initiatives.

Significant increase in investment to drive revenue growth

Throughout the year we have maintained our commitment to investment in product, sales and marketing. Overall investment for the year was around £260 million/€420 million, close to the prior year level, before taking into account the extra investment spend in the Harcourt businesses. Much of this investment, such as expanded sales forces and launched products, is no longer managed or measured on a project basis but is now embedded within the businesses. Increased spending levels in the year in Science & Medical and Legal were offset by a reduction in Business where Internet activities were scaled back to reflect the changes in market opportunities. Investment in the Harcourt businesses acquired is now being stepped up by $40 million as planned.

We plan to broadly maintain these on-going levels of investment and believe it will continue to deliver real competitive advantage and above market growth.

Aggressive cost savings programmes

The cost savings programmes initiated in 2000 have delivered the full annual savings target of £170 million/€275 million in 2001, providing funds for the investment programme. In addition, in response to the global economic downturn, we have pushed cost reduction programmes further, particularly in the Business division. These additional savings, of some £70 million/€110 million annualised, significantly mitigated the impact of lower advertising revenues in 2001 and will help protect margins in Business in 2002. We are also on track to achieve the $70 million cost synergies targeted on the integration of Harcourt, with the majority of this to be realised in 2002.

Expand geographically to build global capability and leading positions
The acquisition of Harcourt has significantly extended our global capabilities and leading positions for both Science & Medical and Education. In Legal, the LexisNexis brand is now being rolled out globally and global content and technology initiatives implemented. A new management structure and leadership appointments have been made to accelerate our regional and global strategies. In Business, our prime focus in 2001 has been on market share gains and collaboration across existing geographies whilst tightly managing the business in the very difficult environment. We have also now integrated Miller Freeman Europe, acquired in 2000 and giving us a strong and growing leading position in the European Exhibitions sector.

Continue to target acquisitions/alliances to accelerate achievement of strategic goals
Over the past two years we have significantly reshaped the portfolio around strategically focused higher growth sectors through acquisitions and disposals. We have spent £4.2 billion/€6.8 billion on acquisitions, including the £3.1 billion/€4.9 billion this last year on Harcourt, and have made £0.3 billion/€0.5 billion of disposals of lower growth and non core businesses. Whilst our focus is on maximising the growth potential in our existing core businesses through organic development, with our strong balance sheet and cashflow position, we will look for further bolt-on acquisitions that accelerate our strategic development and meet our financial criteria.

PARENT COMPANIES, EARNINGS AND DIVIDENDS
For the parent companies, Reed International and Elsevier, the adjusted earnings per share were up 12% at 26.1p and up 8% at €0.64 respectively. At constant exchange rates this represents an increase of 10%. The reported earnings per share, including exceptional items and amortisation of goodwill and intangible assets, was for Reed International shareholders 4.8p (2000: 1.0p) and for Elsevier shareholders €0.13 (2000: €0.04).

The proposed Reed International final dividend is up 7% at 7.4p per share, which together with the interim dividend of 3.1p gives a total dividend of 10.5p, up 5% on the prior year. The Elsevier final dividend under the equalisation arrangements is up 11% at €0.21 per share, which, together with the interim dividend of €0.09, gives a total Elsevier dividend of €0.30, up 7%. The difference in dividend growth rates between Reed International and Elsevier reflects the impact of currency movements.

In 1999, we moved to a unitary management structure for the business and harmonised the boards of Reed International PLC, Elsevier NV and Reed Elsevier plc. In recognition of the real benefits derived from this clear and cohesive management structure and the equivalence of economic interests, we are proposing to change the names of the two parent companies to Reed Elsevier PLC and Reed Elsevier NV, and of the operating company to Reed Elsevier Group plc. These proposals will be put to the Annual General Meetings in April.

OUTLOOK
We are encouraged by the continued good progress we are making against our strategic and financial milestones and the growing success of the business. 2002 should again see us meeting our key financial targets of above market revenue growth and double digit earnings per share growth at constant currencies, despite the continuing difficult economic environment. This recognises the further success of the Science & Medical, Legal and Education businesses and the cost actions taken to mitigate revenue weakness in Business to Business. We will also have the full year benefit of the Harcourt acquisition.

As set out in the Trading Update last December, the overall results for the first half of 2002 are likely to be a little lower than last year due to comparison against a strong first half in 2001 in the Business division. The second half should deliver the expected growth for the year given a less demanding comparison in the Business division and the second half weighting of sales and profit in the Harcourt business.

In the last two years major effort has been put into reshaping the business and organisation, and in addressing the fundamentals around product, sales and marketing. We are now well placed to see the full impact of this work in the year ahead, and we have great confidence in Reed Elsevier's future and further success.

Morris Tabaksblat
Chairman

Crispin Davis
Chief Executive Officer

REVIEW OF OPERATIONS

	2001 £m	2000 £m	2001 €m	2000 €m	% change at constant currencies
Turnover					
Science & Medical	**1,024**	693	***1,649***	*1,137*	44%
Legal	**1,330**	1,201	***2,141***	*1,970*	7%
Education	**579**	202	***932***	*331*	177%
Business	**1,627**	1,672	***2,620***	*2,742*	(5)%
Total	**4,560**	3,768	***7,342***	*6,180*	18%
Adjusted operating profit					
Science & Medical	**344**	252	***554***	*413*	34%
Legal	**267**	237	***430***	*389*	9%
Education	**132**	40	***212***	*66*	218%
Business	**247**	264	***398***	*433*	(8)%
Total	**990**	793	***1,594***	*1,301*	22%

Unless otherwise indicated, all percentage movements in the following commentary refer to constant currency rates, using 2000 full year average rates, and are stated before the amortisation of goodwill and intangible assets and exceptional items.

SCIENCE & MEDICAL

	2001 £m	2000 £m	2001 €m	2000 €m	% change at constant currencies
Turnover					
Science & Technology	**748**	592	***1,204***	*971*	24%
Health Sciences	**276**	101	***445***	*166*	165%
	1,024	693	***1,649***	*1,137*	44%
Adjusted operating profit	**344**	252	***554***	*413*	34%
Operating margin	**33.6%**	36.4%	***33.6%***	*36.4%*	(2.8) pts

SCIENCE & MEDICAL

The Science & Medical business has had another very successful year. Elsevier Science has extended its leading position, growing revenue well ahead of the market and delivering double digit profit growth. The key indicators on ScienceDirect usage, penetration and customer retention, all show good progress. The Harcourt Science, Technical and Medical (STM) business acquired in July 2001 is contributing well and the business integration is well advanced.

Revenue and operating profits increased by 44% and 34% respectively at constant exchange rates, including the part year contribution of the Harcourt STM business. Excluding this and other acquisitions and disposals, revenue and operating profit growth were 8% and 13% respectively. The good sales performance was driven by stronger subscription renewals and growing sales of online products.

Underlying operating margins improved by 2 percentage points reflecting the strong revenue growth and increasing operating efficiency. Additional investments in new product, sales and marketing were more than offset by cost savings particularly in production following prior year rationalisation. The overall margin, at 34%, decreased by 2.8 percentage points due to the inclusion of the lower margin Harcourt STM business.

The ScienceDirect service saw its penetration of the subscriber base increase to 66% by value, up from 45% a year ago and 25% a year before that. Usage continues to grow strongly with annual page views doubled over the year to 220 million.

New product development has focused on customised subject collections and superior navigation tools. Good progress was made in a three year programme to make all our historical scientific research archive available online on ScienceDirect, with modules released in three Chemistry disciplines. Also well received by customers has been the Scirus scientific web search engine, which enables retrieval in a focused way of scientific material from over 70 million pages available on the web.

The Harcourt STM business made a satisfactory contribution in the part year under Reed Elsevier ownership. As previously reported, the business was affected by the uncertainties of the extended regulatory review process prior to acquisition and some momentum in the business was lost. On a proforma calendar year basis, the Harcourt STM business saw revenue and operating profit growth of 3% and 5% respectively in 2001 over 2000. The strategies and management organisation for the enlarged Elsevier Science business – within two divisions, Science & Technology and Health Sciences – are now in place and substantial progress has been made in the integration of the businesses. The majority of the targeted annual cost savings of $40 million will be realised in 2002, principally in production, technology and back office functions. This will fund the investments being made in new online medical information products and in sales and marketing.

The outlook for the Science & Medical business is good. Revenue growth momentum in Science & Technology is strong and in Health Sciences is building. The opportunities in the medical field for electronically delivered information and solutions are growing and considerable. We have the investment plans in place to capture this and the increases in investment will be funded from operational efficiencies. Another good year can be expected in 2002.

LEGAL

	2001 £m	2000 £m	***2001 €m***	*2000 €m*	% change at constant currencies
Turnover					
LexisNexis North America	**1,041**	947	***1,676***	*1,553*	6%
LexisNexis International	**289**	254	***465***	*417*	10%
	1,330	1,201	***2,141***	*1,970*	7%
Adjusted operating profit	**267**	237	***430***	*389*	9%
Operating margin	**20.1%**	19.7%	***20.1%***	*19.7%*	0.4 pts

LEGAL

The Legal business has had a year of significant business turnaround. For the first time in a number of years, we are showing encouraging growth in the US and, with margins also now improving, there has been a positive initial turnaround in the business. The acceleration in revenue growth represents a very satisfactory payback from the step up in investment over the last two years in product, sales and marketing.

Revenues and operating profits increased by 7% and 9% respectively at constant exchange rates, or 5% and 9% excluding acquisitions. Operating margins improved by 0.4 percentage points reflecting the stronger revenue growth and increased operational efficiency, particularly in the US. LexisNexis North America saw underlying revenue growth of 5%, which we estimate to be slightly ahead of market growth, and compares with 2% in 2000. Operating profits were up 15% compared with a 24% decline in 2000.

In US Legal Markets, online revenues grew strongly by 10% in part offset by lower print and CD-ROM sales as business migrates online. This compares with online revenue growth of 5% in 2000 and reflects the strong performance of the new and upgraded products and the impact of the expanded sales force and better marketing. In US Corporate and Federal markets, revenues increased by 5% with the upgraded nexis.com service continuing to make good progress. Weakness in second half transactional volumes driven by the economic downturn was more than offset by strong

Usage of the LexisNexis online services continues to grow strongly with the number of searches up 30% in the year. On average, LexisNexis handled over 400,000 searches each working day in 2001. Migration from the older proprietary online system to the easier to use and more functional web products continues with over 80% of all legal searches now web based. In addition to the growing commercial preference reflected in our revenues, the success of our web products has again been reaffirmed by the most recent independent market research in US law schools.

The Martindale Hubbell legal directories business had another good year with strong renewals and significant revenue growth from sales of lawyer home pages to the small law market and listings on the lawyers.com website.

LexisNexis International businesses outside the US reported revenues and operating profits up 10% and 3% respectively, or 5% and 2% excluding acquisitions, with a solid sales performance coupled with further investment in online services. Good sales growth in Europe and Asia Pacific was in part held back by the weaker market conditions in Argentina. Online sales continued to grow rapidly in the UK and significant new online product was launched in France.

The outlook for the Legal business is good. Our products are doing well in their markets and a continued high level of investment is building on this success. Margins are expected to improve further as revenues grow and investment levels stabilise.

EDUCATION	**2001 £m**	2000 £m	**2001 €m**	2000 €m	% change at constant currencies
Turnover					
Harcourt Education and Testing	**376**		***605***		
Reed Educational & Professional Publishing	**203**	202	***327***	*331*	(1)%
	579	202	***932***	*331*	177%
Adjusted operating profit	**132**	40	***212***	*66*	218%
Operating margin	**22.8%**	19.8%	***22.8%***	*19.8%*	3.0 pts

EDUCATION

The Education businesses have had a very good year. The Harcourt Education and Testing businesses acquired in July 2001 have made an excellent contribution and transformed the division into a leading publisher in the global English speaking schools market. The Harcourt K-12 (Kindergarten – 12th grade) business again outperformed the US schools market in 2001 and has exceeded our high expectations. The Reed Educational & Professional Publishing business also had a good year.

Revenues and operating profits increased substantially including the part year contribution of the Harcourt businesses. Excluding this and other acquisitions, revenues and operating profit growth for the Reed Educational & Professional Publishing business was 8% and 10% respectively at constant exchange rates. On a proforma calendar basis, the Harcourt Education and Testing businesses saw revenues up 12% and operating profits up 10% in 2001 despite weaker performances in Canada and Trade Books.

The Harcourt US K-12 business had another strong year in 2001 with proforma revenue growth of 11%, significantly ahead of the market and on top of a very successful year in 2000. It won the highest overall market share in 2001 state adoption revenues in both the elementary and secondary schools markets. Particular successes in the elementary market were achieved in California maths and science, Florida social studies and Texas language arts. In the secondary market, the literature and language arts programmes, Elements of Literature and Elements of Language, were very successful, as was the science programme, particularly in California. Strong performances were also achieved in open states with the reading, science and maths programmes.

Significant progress has also been made in the development of our e-learning strategy for the US market, focused around electronically delivered curriculum content, teacher professional development and classroom based testing. To accelerate the creation of our e-content, in October 2001 we entered into a co-development alliance with Riverdeep Inc, a leading electronic curriculum content developer. In September we acquired Classroom Connect, the leading online professional development company for the schools market. For e-testing, we are building on Harcourt's substantial test creation expertise.

The Harcourt Testing businesses saw proforma revenue growth of 22% in 2001 with good growth boosted by significant one off incremental requirements on existing state testing contracts. The business moved into new and expanded facilities in the year, and scoring capacity is being added to position it well to capture the opportunities in the rapidly growing testing market.

The Reed Educational & Professional Publishing business saw underlying revenue and operating profit growth of 8% and 10% respectively, with particularly strong performances from the Rigby US supplemental business and in UK secondary schools driven by strong publishing to meet changes in the curriculum. The global library business also performed well, particularly in the US. Rigby is now being integrated with the Harcourt Steck-Vaughn supplemental business to form one unified US supplemental unit.

Reported revenues for Reed Educational & Professional Publishing were 1% down, after reflecting the transfer of the Butterworth-Heinemann academic book publishing activities to Science & Medical where the technical publishing programme has greater fit.

The outlook for the Education business is good. The US schools education market is not expected in 2002 to repeat its most recent growth, largely as a result of the phasing of the state adoption cycle. We have however strong programmes for 2002 and fully expect to have a satisfactory year of growth outperforming a somewhat dull market. The integration of the US supplemental businesses and cost savings programmes across the Harcourt Education supply chain and infrastructure are expected to fund over $20 million of additional investment in e-learning strategies.

BUSINESS

	2001 £m	2000 £m	2001 €m	2000 €m	% change at constant currencies
Turnover					
Cahners Business Information	**593**	665	***955***	*1,090*	(15)%
Reed Business Information	**260**	270	***419***	*443*	(4)%
Elsevier Business Information	**263**	278	***423***	*456*	(7)%
Reed Exhibition Companies	**446**	358	***718***	*587*	23%
Other	**65**	101	***105***	*166*	
	1,627	1,672	***2,620***	*2,742*	(5)%
Adjusted operating profit	**247**	264	***398***	*433*	(8)%
Operating margin	**15.2%**	15.8%	***15.2%***	*15.8%*	(0.6) pts

BUSINESS

The Business division has had a very difficult year with the progressive weakening of global economic conditions exacerbated by the events of September 11 which particularly affected US markets. Whilst aggressive actions have been taken to reduce costs, the focus has also been on improving yields and building market share through strengthening sales and marketing activities and improving product quality. The division significantly outperformed the Business to Business market reflecting this share growth, the sector and geographic spread of the business, and the market leading positions of our titles and exhibitions.

Revenues and operating profits were down 5% and 8% respectively on the prior year at constant exchange rates, or 3% and 8% excluding acquisitions and disposals. The revenue decline was driven by falls in advertising particularly in the US partly offset by good growth in the Exhibitions business. Cost actions were taken across the division with substantial additional headcount reductions over and above the restructurings in 2000. Internet spend has been scaled back reflecting the market circumstances. Total savings, on top of directly variable costs, amounted to approximately £45m/€72m in the year. Operating margins at 15% were only slightly lower than in the prior year reflecting the cost savings made, with some margin dilution from portfolio changes.

In the US, Cahners Business Information saw underlying revenues 13% lower, impacted by the slowdown in the US economy and the hiatus caused by the September 11 events, with ad pages in Manufacturing, Electronics and TV/Telecommunications most affected. Market share gains were however made in many sectors reflecting the investments made in product, sales and marketing and the greater resilience of our market leading titles in a downturn. Underlying operating margins were held, due to the cost actions taken, despite the revenue drop.

In the UK, Reed Business Information underlying revenues were 3% lower. Good growth was seen in Property, Social Services and Science titles and in online services, mitigating to some extent the revenue decline in IT and other advertising markets. Overall market share was increased significantly. Underlying operating profits were 10% lower reflecting a combination of reduced revenues and increased funding for successfully growing online services, in particular totaljobs.com.

In Continental Europe, Elsevier Business Information saw underlying revenues up 4% driven by growth in subscriptions/circulation particularly in Regulatory, Human Resources and Healthcare, whilst advertising was generally weaker in the second half of the year reflecting the economic slowdown. Underlying operating profits were 16% lower as investment was made in upgrading product, new online initiatives and sales and marketing, as well as additional costs associated with systems changes.

Reed Exhibition Companies performed strongly despite the tough economic environment. Revenues and operating profits grew by 9% and 6% respectively excluding acquisitions and disposals. This was driven by strong performances in annual shows, particularly in Europe at the international Midem shows and in Asia Pacific, and some benefit from the phasing of non annual shows. Revenues in the US were particularly impacted by the cancellation of a number of shows immediately following September 11, although the profit impact was mitigated by insurance recoveries. The Miller Freeman Europe shows, acquired in July 2000 and not included in the underlying growth figures, had an excellent year.

During the year a significant number of disposals were made of non core titles, shows and businesses. These included the travel publishing businesses, OAG Worldwide and Cahners Travel Group, the Bowker bibliographic business, Cahners' automotive and metals titles, RBI's retail and hobby electronics titles, EBI's consumer encyclopaedia and certain training businesses, and minor exhibitions. This substantially completes the disposal programme started in 2000 and, with the acquisitions also made, represents a major reshaping of the Business division. We have exited sectors which were non core, lower growth or where we did not have leading positions, to focus on sectors with more sustainable growth and quality.

The outlook for the Business division in 2002 is clearly challenging given the progressive slowdown in the global economic environment in 2001 and uncertainties as to the timing and speed of a recovery. Whilst global advertising markets have been particularly affected by the slowdown, circulation revenues and the exhibitions business are proving more resilient. Revenues may be a little lower in 2002, with the first half suffering particularly in comparison against a strong first half in 2001, however margins have largely been protected by the aggressive cost actions already taken. The outlook for the longer term is positive as economic conditions improve with a more sharply focused business around attractive, higher growth sectors.

REED ELSEVIER COMBINED BUSINESSES

Profit & Loss

The **reported profit before tax** for the Reed Elsevier combined businesses, including exceptional items and the FRS10 amortisation of goodwill and intangible assets, was £275m/€442m, which compares with a reported profit of £192m/€315m in 2000. The increase reflects higher underlying operating profits, partly offset by lower gains on disposals and by acquisitions after taking into account financing, goodwill and intangible asset amortisation, and exceptional integration and related costs. The **reported attributable profit** of £126m/€202m compares with £33m/€54m in 2000.

Turnover increased by 21% expressed in sterling to £4,560m, and by 19% expressed in euros to €7,342m, including the contribution from the Harcourt businesses acquired in July 2001. Underlying revenue growth, excluding the impact of acquisitions and disposals and currency translation effects, was 3%, or 6% before taking into account the decline in Business division revenues driven by the global economic downturn. The Harcourt businesses saw revenue growth of 8% on a proforma calendar year basis.

Adjusted operating profits, excluding exceptional items and the amortisation of goodwill and intangible assets, were up 25% expressed in sterling at £990m, and up 23% expressed in euros at €1,594m, including the part year contribution of Harcourt. Underlying operating profit growth was 5%, or 10% excluding the Business division. Additionally the Harcourt businesses saw proforma operating profit growth of 8%. Operating margins improved by 0.7 percentage points to 21.7% reflecting the pick up in revenue growth across most businesses, coupled with the levelling off of investment spend and the cost savings programmes. Acquisitions and disposals were broadly neutral to the overall margin.

The **amortisation charge** for intangible assets and goodwill amounted to £501m/€806m, up £33m/€38m, principally reflecting the mid year acquisition of the Harcourt businesses. The goodwill and intangible assets of these businesses are being amortised over periods up to 40 years. The useful lives of the goodwill and intangible assets relating to previously acquired science and medical publishing businesses have been reassessed and extended to conform with those of the Harcourt assets with which they are being integrated. This has had the effect of reducing the annual amortisation charge by £20m/€32m.

Exceptional items showed a pre-tax charge of £72m/€117m, comprising £63m/€102m of Harcourt and other acquisition integration and related costs, and £35m/€56m in respect of restructuring actions taken particularly in the Business division in response to the global economic downturn, less £26m/€41m gain on sale of businesses. After a tax credit of £81m/€130m arising on restructuring and disposals, exceptional items showed a post-tax gain of £9m/€13m. This compares with a net post-tax charge on exceptional items in 2000 of £10m/€16m.

Net interest expense, at £142m/€229m, was £39m/€60m higher than in the previous year principally due to the financing of the Harcourt acquisition, less the benefit of the share placing in December 2000. Net interest cover was 7 times.

Adjusted profit before tax at £848m/€1,365m was up 23% expressed in sterling, 21% expressed in euros, or 20% at constant exchange rates. Approximately 9% of this growth at constant rates arises from the financial benefits of the share proceeds received in December 2000 ahead of the Harcourt acquisition and 8% from the contribution post financing of the Harcourt acquisition. Dilution from disposals was 2% with a further 2% expected in 2002.

The **effective tax rate** on adjusted earnings was slightly higher at 26.3% (2000 25.9%). The **adjusted profit attributable** to shareholders of £624m/€1,005m compared to £511m/€838m in 2000, 20% higher at constant exchange rates.

Cash flows, acquisitions, disposals and debt

Reed Elsevier generates significant cash flows as its principal businesses do not require major fixed or working capital investments. Capital expenditure principally relates to computer equipment and investment in systems infrastructure to support electronic publishing activities.

Total capital expenditure in the year amounted to £178m/€287m, up £34m/€51m from the prior year level reflecting greater spending on IT systems and the inclusion of the Harcourt businesses. Depreciation in the year was £132m/€213m. Working capital requirements are negative overall, due to the substantial proportion of revenues received through subscription and similar advanced receipts.

Adjusted operating cash flow, before exceptional items, was £1,006m/€1,620m representing a conversion rate of operating profit into cash flow of 102%, up 4 percentage points on 2000.The conversion rate is flattered by the seasonality of the Harcourt operating cash flows which favour the second half. Excluding that effect, the conversion rate was approximately 85% reflecting higher capital spend in 2001 and movements in working capital.

Free cash flow – after interest, taxation and dividends but before acquisition spend and exceptional receipts and payments – was £459m/€738m compared to £334m/€548m in 2000. Net exceptional cash inflows of £140m/€225m include £96m/€154m proceeds from sale of businesses and £141m/€227m of reduced tax payments less exceptional acquisition related costs and restructuring.

In 2001, **acquisitions** were made for a total consideration of £3,242m/€5,219m, of which the Harcourt STM and Education and Testing businesses amounted £3,065m/€4,934m, including debt on completion of £1,040m/€1,674m. An amount of £3,097m/€4,986m was capitalised as goodwill and intangible assets. The 2001 acquisitions contributed £149m/€240m to adjusted operating profit in the year and added £286m/€460m to operating cash flow.

Net borrowings at 31 December 2001 were £3,229m/€5,296m, an increase of £2,796m/€4,599m on the prior year end, which principally reflects the spend on acquisitions, less free cash flow.

Gross borrowings at 31 December 2001 amounted to £3,664m/€6,009m, denominated mostly in US dollars, and were partly offset by cash balances totalling £435m/€713m invested in short term deposits and marketable securities. Approximately 93% of cash balances were held in sterling, euros and US dollars. A total of 78% of Reed Elsevier's gross borrowings were at fixed rates, including £1,528m/€2,506m of floating rate debt fixed through the use of interest rate swaps. At 31 December 2001, the fixed rate debt had a weighted average interest coupon of 6.8% and an average remaining life of 10.5 years. The net interest expense also reflects the interest yield differentials between short term investments and long term fixed rate borrowings.

ACQUISITION OF HARCOURT

On 12 July 2001, Reed Elsevier acquired the entire share capital of Harcourt General, Inc for US$4.45 billion (£3.2 billion/€5.2 billion) following a successful tender offer of US$59 per share of common stock or share equivalent. Certain businesses – the Harcourt Higher Education business and the Corporate & Professional Services businesses other than educational and clinical testing – were immediately on-sold to The Thomson Corporation for US$2.06 billion, on which taxes of approximately US$0.5 billion were payable over 12 months. Harcourt General debt on completion was approximately US$1.5 billion.

Reed Elsevier retained Harcourt's Scientific, Technical and Medical (STM) business and its K-12 (Kindergarten – 12th grade) Schools Education and Testing businesses for an implied total value of approximately US$4.5 billion, including the assumption of certain corporate liabilities and looking through seasonal cashflow variations.

The acquisition was financed initially from the US$1.8 billion of cash proceeds of the joint international share offering in December 2000, the assumption of US$0.9 billion of Harcourt General public debt, and from short term commercial paper borrowings. In July 2001, US$1.5 billion of short term borrowings were refinanced through a multi-currency multi-tranche global bond offering, under which were issued US$550 million 5 year notes, €500 million 7 year notes swapped to US dollars, and US$550 million 10 year notes. Taking into account the funding mix and interest rate hedging undertaken on signing of the definitive purchase agreement, the average annual funding cost is approximately 7.2% for the incremental debt.

The Harcourt businesses acquired have seasonality in sales, profits and cashflows, most particularly in the K-12 Schools business and to a lesser extent in Health Sciences, which favours the second half of the year. On a calendar basis, in 2001, approximately 55% of sales, 65% of operating profits and all of the operating cash flow arose in the July to December period.

The benefits of this second half phasing to Reed Elsevier's reported 2001 figures was less marked than this since July is by far the most significant month for sales and profit and the Harcourt businesses are accounted for from 12 July.

A review of the goodwill and intangible assets of the Harcourt businesses indicated that an expected useful life of up to 40 years would be appropriate for these assets. Accordingly, the maximum estimated useful life under Reed Elsevier's accounting policy of amortising goodwill and intangible assets has been increased from 20 years to 40 years.

PARENT COMPANIES

Profit and loss account

Adjusted earnings per share for Reed International were 26.1p, up 12% on the previous year, and for Elsevier were €0.64, an increase of 8%. The difference in percentage change is entirely attributable to the impact of currency movements on the translation of reported results. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 10% over the previous year.

After their share of the exceptional items and the charge in respect of goodwill and intangible assets amortisation, the **reported earnings per share** of Reed International after tax credit equalisation and Elsevier were 4.8p and €0.13, compared to 1.0p and €0.04 respectively in 2000.

Dividends

Dividends to Reed International and Elsevier shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed International shareholders. The exchange rate used for each dividend calculation – as defined in the Reed Elsevier merger agreement – is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

The Board of Reed International has proposed a final dividend of 7.4p, giving a total dividend of 10.5p for the year, up 5% on 2000. The Boards of Elsevier, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.21. This results in a total dividend of €0.30 for the year, 7% higher than in 2000. The difference in percentage growth is attributable to currency movements.

Dividend cover for Reed International, using adjusted earnings, was 2.5 times. For Elsevier, the adjusted dividend cover was 2.1 times. Measured for the combined businesses, dividend cover was 2.3 times compared with 2.1 times in 2000.

A presentation on the results will be webcast live on the reedelsevier.com website at 9.30 am (London)/10.30 am (Amsterdam) today.

FORWARD-LOOKING STATEMENTS

These Preliminary Statements contain forward-looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms 'expect', 'should be', 'will be', and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, general economic conditions and business conditions in Reed Elsevier's markets, customers' acceptance of its products and services, the actions of competitors, changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights, and the impact of technological change.

COMBINED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Turnover					
Including share of turnover of joint ventures		**4,627**	3,836	***7,449***	*6,291*
Less: share of turnover of joint ventures		**(67)**	(68)	***(107)***	*(111)*
	3	**4,560**	3,768	***7,342***	*6,180*
Continuing operations before acquisitions		**3,902**	3,768	***6,283***	*6,180*
Acquisitions		**658**	–	***1,059***	–
Cost of sales		**(1,611)**	(1,332)	***(2,594)***	*(2,185)*
Gross profit		**2,949**	2,436	***4,748***	*3,995*
Operating expenses		**(2,570)**	(2,239)	***(4,138)***	*(3,672)*
Before amortisation and exceptional items		**(1,974)**	(1,659)	***(3,178)***	*(2,721)*
Amortisation of goodwill and intangible assets		**(498)**	(465)	***(802)***	*(762)*
Exceptional items	4	**(98)**	(115)	***(158)***	*(189)*
Operating profit (before joint ventures)		**379**	197	***610***	*323*
Continuing operations before acquisitions		**331**	197	***533***	*323*
Acquisitions		**48**	–	***77***	–
Share of operating profit of joint ventures		**12**	13	***20***	*21*
Operating profit including joint ventures		**391**	210	***630***	*344*
Non operating exceptional items					
Net profit on sale of businesses	4	**26**	85	***41***	*140*
Profit on ordinary activities before interest		**417**	295	***671***	*484*
Net interest expense		**(142)**	(103)	***(229)***	*(169)*
Profit on ordinary activities before taxation		**275**	192	***442***	*315*
Tax on profit on ordinary activities		**(148)**	(159)	***(238)***	*(261)*
Profit on ordinary activities after taxation		**127**	33	***204***	*54*
Minority interests		**(1)**	–	***(2)***	–
Profit attributable to parent companies' shareholders		**126**	33	***202***	*54*
Equity dividends paid and proposed		**(269)**	(245)	***(432)***	*(402)*
Retained loss taken to combined reserves		**(143)**	(212)	***(230)***	*(348)*

ADJUSTED FIGURES

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Adjusted operating profit	5	**990**	793	***1,594***	*1,301*
Adjusted profit before tax	5	**848**	690	***1,365***	*1,132*
Adjusted profit attributable to parent companies' shareholders	5	**624**	511	***1,005***	*838*

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

COMBINED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Net cash inflow from operating activities before exceptional items	6	**1,163**	907	***1,873***	*1,487*
Payments relating to exceptional items charged to operating profit	6	**(97)**	(94)	***(156)***	*(154)*
Net cash inflow from operating activities		**1,066**	813	***1,717***	*1,333*
Dividends received from joint ventures		**12**	6	***19***	*10*
Interest and similar income received		**113**	20	***181***	*33*
Interest and similar charges paid		**(227)**	(124)	***(365)***	*(204)*
Returns on investments and servicing of finance		**(114)**	(104)	***(184)***	*(171)*
Taxation before exceptional items		**(178)**	(141)	***(287)***	*(231)*
Exceptional items		**141**	31	***227***	*51*
Taxation		**(37)**	(110)	***(60)***	*(180)*
Purchase of tangible fixed assets		**(175)**	(141)	***(282)***	*(231)*
Purchase of fixed asset investments		**(59)**	(53)	***(95)***	*(87)*
Proceeds from sale of tangible fixed assets		**6**	3	***10***	*5*
Capital expenditure and financial investment		**(228)**	(191)	***(367)***	*(313)*
Acquisitions		**(2,236)**	(861)	***(3,599)***	*(1,412)*
Exceptional net proceeds from sale of businesses		**96**	153	***154***	*251*
Acquisitions and disposals		**(2,140)**	(708)	***(3,445)***	*(1,161)*
Equity dividends paid to shareholders of the parent companies		**(255)**	(196)	***(411)***	*(321)*
Cash outflow before changes in short term investments and financing		**(1,696)**	(490)	***(2,731)***	*(803)*
Decrease/(increase) in short term investments		**1,169**	(1,137)	***1,882***	*(1,865)*
Financing		**537**	1,634	***865***	*2,679*
Increase in cash		**10**	7	***16***	*11*

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

ADJUSTED FIGURES

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Adjusted operating cash flow	5	**1,006**	775	***1,620***	*1,271*
Adjusted operating cash flow conversion		**102%**	98%	***102%***	*98%*

Reed Elsevier businesses focus on adjusted operating cash flow as the key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets but before exceptional payments and proceeds. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit.

COMBINED BALANCE SHEET

AS AT 31 DECEMBER 2001

	2001 £m	2000 £m	2001 €m	2000 €m
Fixed assets				
Goodwill and intangible assets	**6,723**	4,127	***11,026***	*6,644*
Tangible assets	**489**	416	***802***	*670*
Investments	**241**	153	***395***	*247*
	7,453	4,696	***12,223***	*7,561*
Current assets				
Inventories and pre-publication costs	**488**	114	***801***	*184*
Debtors – amounts falling due within one year	**999**	860	***1,638***	*1,385*
Debtors – amounts falling due after more than one year	**463**	206	***759***	*331*
Cash and short term investments	**435**	1,594	***713***	*2,566*
	2,385	2,774	***3,911***	*4,466*
Creditors: amounts falling due within one year	**(4,134)**	(3,379)	***(6,780)***	*(5,441)*
Net current liabilities	**(1,749)**	(605)	***(2,869)***	*(975)*
Total assets less current liabilities	**5,704**	4,091	***9,354***	*6,586*
Creditors: amounts falling due after more than one year	**(2,502)**	(873)	***(4,103)***	*(1,406)*
Provisions for liabilities and charges	**(280)**	(170)	***(459)***	*(273)*
Minority interests	**(5)**	(7)	***(8)***	*(11)*
Net assets	**2,917**	3,041	***4,784***	*4,896*
Capital and reserves				
Combined share capitals	**184**	185	***302***	*298*
Combined share premium accounts	**1,629**	1,621	***2,672***	*2,610*
Combined reserves	**1,104**	1,235	***1,810***	*1,988*
Combined shareholders' funds	**2,917**	3,041	***4,784***	*4,896*
Net borrowings	**3,229**	433	***5,296***	*697*

Approved by the Boards of Reed International P.L.C. and Elsevier NV, 20 February 2002.

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m	2001 €m	2000 €m
Profit attributable to parent companies' shareholders	**126**	33	***202***	*54*
Exchange translation differences	**(3)**	113	***83***	*150*
Total recognised gains and losses for the year	**123**	146	***285***	*204*

COMBINED SHAREHOLDERS' FUNDS RECONCILIATION

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m	2001 €m	2000 €m
Profit attributable to parent companies' shareholders	**126**	33	***202***	*54*
Equity dividends paid and proposed	**(269)**	(245)	***(432)***	*(402)*
Issue of ordinary shares, net of expenses	**22**	1,285	***35***	*2,107*
Exchange translation differences	**(3)**	113	***83***	*150*
Net (decrease)/increase in combined shareholders' funds	**(124)**	1,186	***(112)***	*1,909*
Combined shareholders' funds at 1 January	**3,041**	1,855	***4,896***	*2,987*

1 Basis of preparation

The Reed Elsevier combined financial information encompasses the businesses of Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, joint ventures and associates, together with the parent companies, Reed International and Elsevier. The combined financial information has been abridged from the audited combined financial statements for the year ended 31 December 2001. Financial information is presented in both sterling and euros.

2 Exchange rates

	Profit & loss		Balance sheet	
	2001	2000	**2001**	2000
Euros to sterling	**1.61**	1.64	**1.64**	1.61
US dollars to sterling	**1.44**	1.51	**1.45**	1.49
Euros to US dollars	**1.12**	1.09	**1.13**	1.08

3 Segment analysis

	Turnover		Adjusted operating profit		Turnover		Adjusted operating profit	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 €m**	2000 €m	**2001 €m**	2000 €m
Geographical origin								
North America	**2,695**	2,098	**482**	335	***4,339***	*3,441*	***776***	*549*
United Kingdom	**795**	734	**207**	191	***1,280***	*1,204*	***333***	*313*
The Netherlands	**416**	399	**163**	136	***670***	*654*	***262***	*223*
Rest of Europe	**445**	356	**108**	102	***716***	*584*	***174***	*167*
Rest of World	**209**	181	**30**	29	***337***	*297*	***49***	*49*
Total	**4,560**	3,768	**990**	793	***7,342***	*6,180*	***1,594***	*1,301*

	2001 £m	2000 £m	**2001 €m**	2000 €m
Geographical market				
North America	**2,765**	2,152	***4,452***	*3,529*
United Kingdom	**557**	521	***897***	*855*
The Netherlands	**224**	234	***361***	*384*
Rest of Europe	**587**	478	***945***	*784*
Rest of World	**427**	383	***687***	*628*
Total	**4,560**	3,768	***7,342***	*6,180*

4 Exceptional items

	2001 £m	2000 £m	**2001 €m**	2000 €m
Reorganisation costs	**(35)**	(77)	***(56)***	*(126)*
Acquisition related costs	**(63)**	(38)	***(102)***	*(63)*
Charged to operating profit	**(98)**	(115)	***(158)***	*(189)*
Net profit on sale of businesses	**26**	85	***41***	*140*
Exceptional charge before tax	**(72)**	(30)	***(117)***	*(49)*
Net tax credit	**81**	20	***130***	*33*
Total exceptional credit/(charge)	**9**	(10)	***13***	*(16)*

5 Adjusted figures

Adjusted profit and cash flow figures are used by the Reed Elsevier businesses as additional performance measures. These exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, and are derived as follows:

	2001 £m	2000 £m	2001 €m	2000 €m
Operating profit including joint ventures	**391**	210	***630***	*344*
Adjustments:				
Amortisation of goodwill and intangible assets	**501**	468	***806***	*768*
Exceptional items	**98**	115	***158***	*189*
Adjusted operating profit	**990**	793	***1,594***	*1,301*
Profit before tax	**275**	192	***442***	*315*
Adjustments:				
Amortisation of goodwill and intangible assets	**501**	468	***806***	*768*
Exceptional items	**72**	30	***117***	*49*
Adjusted profit before tax	**848**	690	***1,365***	*1,132*
Profit attributable to parent companies' shareholders	**126**	33	***202***	*54*
Adjustments:				
Amortisation of goodwill and intangible assets	**507**	468	***816***	*768*
Exceptional items	**(9)**	10	***(13)***	*16*
Adjusted profit attributable to parent companies' shareholders	**624**	511	***1,005***	*838*
Net cash inflow from operating activities	**1,066**	813	***1,717***	*1,333*
Dividends received from joint ventures	**12**	6	***19***	*10*
Purchase of tangible fixed assets	**(175)**	(141)	***(282)***	*(231)*
Proceeds from sale of tangible fixed assets	**6**	3	***10***	*5*
Payments in relation to exceptional items charged to operating profit	**97**	94	***156***	*154*
Adjusted operating cash flow	**1,006**	775	***1,620***	*1,271*

6 Reconciliation of net cash inflow from operating activities

	2001 £m	2000 £m	2001 €m	2000 €m
Operating profit (before joint ventures)	**379**	197	***610***	*323*
Exceptional charges to operating profit	**98**	115	***158***	*189*
Operating profit before exceptional items	**477**	312	***768***	*512*
Amortisation of goodwill and intangible assets	**498**	465	***802***	*762*
Depreciation	**132**	118	***213***	*194*
Net SSAP24 pension credit	**–**	(1)	***–***	*(2)*
Total non cash items	**630**	582	***1,015***	*954*
Increase in inventories and pre-publication costs	**(48)**	(3)	***(77)***	*(5)*
Decrease/(increase) in debtors	**156**	(110)	***251***	*(181)*
(Decrease)/increase in creditors	**(52)**	126	***(84)***	*207*
Movement in working capital	**56**	13	***90***	*21*
Net cash inflow from operating activities before exceptional items	**1,163**	907	***1,873***	*1,487*
Payments relating to exceptional items charged to operating profit	**(97)**	(94)	***(156)***	*(154)*
Net cash inflow from operating activities	**1,066**	813	***1,717***	*1,333*

7 Reconciliation of net borrowings

	2001 £m	2000 £m	***2001 €m***	*2000 €m*
Net borrowings at 1 January	**(433)**	(1,066)	***(697)***	*(1,717)*
Increase in cash	**10**	7	***16***	*11*
(Decrease)/increase in short term investments	**(1,169)**	1,137	***(1,882)***	*1,865*
Increase in borrowings	**(526)**	(347)	***(847)***	*(569)*
Change in net borrowings resulting from cash flows	**(1,685)**	797	***(2,713)***	*1,307*
Borrowings in acquired business	**(1,042)**	(48)	***(1,677)***	*(79)*
Inception of finance leases	**(3)**	(3)	***(5)***	*(5)*
Exchange translation differences	**(66)**	(113)	***(204)***	*(203)*
Net borrowings at 31 December	**(3,229)**	(433)	***(5,296)***	*(697)*

8 Harcourt acquisition

On 12 July 2001, Reed Elsevier plc acquired, through a US subsidiary, Reed Elsevier Inc., the whole of the common stock and Series A cumulative convertible stock of Harcourt General, Inc for US$4.45 billion. On 13 July 2001, Reed Elsevier Inc. sold the Harcourt Higher Education business and the Corporate & Professional Services businesses (other than educational and clinical testing) to The Thomson Corporation (Thomson) for US$2.06 billion before estimated tax payable of US$0.5 billion. Following the on-sale, Reed Elsevier Inc. has acquired Harcourt's Science, Technical & Medical business and its Schools Education and Testing businesses.

A summary of the estimated fair value of the consideration paid for Harcourt General, Inc and the assets and liabilities acquired is set out below.

	Notes	Book value on acquisition £m	Fair value adjustments £m	Fair value £m	Book value on acquisition €m	Fair value adjustments €m	Fair value €m
Goodwill and intangible fixed assets	(i)	**518**	**2,391**	**2,909**	***834***	***3,849***	***4,683***
Tangible fixed assets and investments		**124**	**–**	**124**	***200***	***–***	***200***
Businesses on-sold to Thomson	(ii)	**523**	**536**	**1,059**	***842***	***863***	***1,705***
Net current assets	(iii)	**391**	**(56)**	**335**	***629***	***(90)***	***539***
Borrowings	(iv)	**(1,005)**	**(35)**	**(1,040)**	***(1,618)***	***(56)***	***(1,674)***
Current and deferred tax	(v)	**18**	**(33)**	**(15)**	***29***	***(53)***	***(24)***
Other net liabilities	(vi)	**(269)**	**(19)**	**(288)**	***(433)***	***(31)***	***(464)***
Net assets acquired		**300**	**2,784**	**3,084**	***483***	***4,482***	***4,965***
Consideration	(vii)			**3,084**			***4,965***

(i) The fair value of goodwill and intangible assets reflects the excess of the consideration paid over the fair value of the net tangible assets acquired.

(ii) The businesses on-sold to Thomson are stated at the estimated net realisable proceeds after taxes payable and separation and other expenses.

(iii) The fair value adjustment to net current assets relates to a conforming of accounting practices across the businesses, principally with respect to the level of internal labour deferred in pre-publication costs.

(iv) The Harcourt General, Inc publicly traded debt has been restated at market based value on acquisition.

(v) The fair value adjustment for current and deferred tax balances relates to the recognition of deferred tax assets at amounts considered recoverable short term.

(vi) Other net liabilities on acquisition include £103m/€166m in respect of change of control arrangements and transaction costs incurred by Harcourt General, Inc and £124m/€200m in respect of General Cinema lease obligations and other non operating liabilities assumed.

(vii) Consideration is stated after £26m/€42m of acquisition costs.

The fair values included above represent estimates following a preliminary valuation exercise. Final values will be incorporated into the 2002 financial statements.

8 Harcourt acquisition *(continued)*

Pro forma turnover and adjusted operating profit for the Harcourt STM and Education and Testing businesses for the two years ended 31 December 2001, which have been prepared on the basis of Reed Elsevier's accounting policies and as if the acquisition of Harcourt had taken place on 1 January 2000, are set out below.

	2001 £m	2000 £m	***2001 €m***	*2000 €m*
Turnover				
STM	**481**	451	***774***	*740*
Education and Testing	**769**	656	***1,238***	*1,076*
	1,250	1,107	***2,012***	*1,816*
Adjusted operating profit				
STM	**107**	103	***172***	*169*
Education and Testing	**153**	129	***246***	*212*
	260	232	***418***	*381*

In the period from 13 July 2001 to 31 December 2001, the acquired Harcourt businesses contributed £618m/€995m to turnover (Science & Medical £242m/€390m; Education and Testing £376m/€605m) and £144m/€232m to adjusted operating profit (Science & Medical £56m/€90m; Education and Testing £88m/€142m).

Basis of preparation

The results for the year ended 31 December 2001 reflect the 52.9% economic interest of Reed International's shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed International and its subsidiary undertakings. These interests have been accounted for on an equity basis. Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

Summary consolidated profit and loss account

FOR THE YEAR ENDED 31 DECEMBER 2001	2001 £m	2000 £m
Share of combined turnover	**2,412**	1,994
Share of combined adjusted profit before tax	**449**	365
Share of amortisation	**(265)**	(248)
Share of exceptional items before tax	**(38)**	(15)
Elsevier's share of UK tax credit on distributed earnings	**(6)**	(6)
Profit on ordinary activities before taxation	**140**	96
Tax on profit on ordinary activities	**(79)**	(85)
Profit attributable to ordinary shareholders	**61**	11
Equity dividends paid and proposed	**(132)**	(123)
Retained loss taken to reserves	**(71)**	(112)
Basic earnings per share	**4.8p**	1.0p
Diluted earnings per share	**4.8p**	1.0p
Adjusted earnings per share	**26.1p**	23.3p

Adjusted earnings per share is based upon the Reed International shareholders' 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses. Tax on profit on ordinary activities includes £76m (2000 £83m) in respect of joint ventures.

Dividends

The directors of Reed International have proposed a final dividend of 7.4p per ordinary share (2000 6.9p) which, when added to the interim dividend already paid of 3.1p per ordinary share (2000 3.1p), amounts to a total 2001 dividend of 10.5p per ordinary share (2000 10.0p), an increase of 5%. The Reed International final dividend will be paid on 13 May 2002, with an ex-dividend and record date of 10 April 2002 and 12 April 2002, respectively. Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed International shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Summary consolidated cash flow statement

FOR THE YEAR ENDED 31 DECEMBER 2001	2001 £m	2000 £m
Net cash outflow from operating activities	**(3)**	(1)
Dividends received from Reed Elsevier plc	**127**	97
Equity dividends paid	**(126)**	(98)
Decrease/(increase) in short term investments	**431**	(431)
Investment in joint venture	**(406)**	–
Financing (including issue of ordinary shares £10m (2000 £709m))	**(33)**	430
Other cash flows	**10**	3
Change in net cash	**–**	–

On 12 April 2001, Reed Holding BV, a wholly owned subsidiary of Reed International, subscribed for 629,298 R-shares in Elsevier at a cost of £59m, so as to maintain Reed International's 5.8% indirect equity interest in Elsevier. On 11 July 2001, Reed International took up its rights in a rights issue by Elsevier Reed Finance BV and subscribed for 32 R-shares in the company at a cost of £347m.

Summary consolidated balance sheet

AS AT 31 DECEMBER 2001	2001 £m	2000 £m
Fixed asset investment in joint ventures	**1,128**	801
Net current assets	**451**	844
Creditors: amounts falling due after more than one year	**(36)**	(36)
Net assets	**1,543**	1,609

Net current assets includes short term investments of £nil (2000 £431m) and amounts owed by Reed Elsevier plc group of £555m (2000 £512m).

Basis of preparation

The results for the year ended 31 December 2001 reflect the 50% economic interest of Elsevier's shareholders in the Reed Elsevier combined businesses, which is accounted for on an equity basis. Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

Summary profit and loss account

FOR THE YEAR ENDED 31 DECEMBER 2001	2001 €m	2000 €m
Share of combined turnover	***3,671***	*3,091*
Share of combined adjusted profit before tax	***683***	*566*
Share of amortisation	***(403)***	*(384)*
Share of exceptional items before tax	***(59)***	*(25)*
Taxation	***(120)***	*(130)*
Profit attributable to shareholders	***101***	*27*
Allocation of profit		
Equity dividends paid and proposed	***221***	*200*
Transfer from reserves	***(120)***	*(173)*
Profit attributable to shareholders	***101***	*27*
Basic earnings per share	***€0.13***	*€0.04*
Diluted earnings per share	***€0.13***	*€0.03*
Adjusted earnings per share	***€0.64***	*€0.59*

Adjusted earnings per share is based upon the Elsevier shareholders' 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses.

Dividends

The directors of Elsevier have proposed a final dividend of €0.21 per ordinary share (2000 €0.19) which, when added to the interim dividend already paid of €0.09 per ordinary share (2000 €0.09), amounts to a total 2001 dividend of €0.30 per ordinary share (2000 €0.28), an increase of 7%. The Elsevier final dividend will be paid on 13 May 2002, with an ex-dividend date of 12 April 2002. Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed International shareholders.

Summary cash flow statement

FOR THE YEAR ENDED 31 DECEMBER 2001	2001 €m	2000 €m
Net cash outflow from operating activities	***(3)***	*(2)*
Dividends received from joint ventures	***100***	*623*
Equity dividends paid	***(204)***	*(160)*
Decrease/(increase) in short term investments	***946***	*(952)*
Investment in joint venture	***(916)***	*(533)*
Financing (including issue of ordinary shares €92m (2000 €956m))	***(2)***	*1,016*
Other cash flows	***79***	*8*
Change in net cash	**–**	–

On 12 April 2001, Elsevier issued 629,298 R-shares to Reed Holding BV, a wholly owned subsidiary of Reed International, for €91.3m before capital taxes, so as to maintain Reed International's 5.8% indirect equity interest in Elsevier. On 11 July 2001, Elsevier took up its rights in a rights issue by Elsevier Reed Finance BV and subscribed for 51 E-shares in the company at a cost of €916m.

Summary balance sheet

AS AT 31 DECEMBER 2001	2001 €m	2000 €m
Fixed asset investment in joint ventures	***2,506***	*1,674*
Net current (liabilities)/assets	***(50)***	*822*
Creditors: amounts falling due after more than one year	***(5)***	*(6)*
Provisions	***(59)***	*(42)*
Net assets	***2,392***	*2,448*

Net current assets includes short term investments of €25m (2000 €971m).

SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN UK AND DUTCH GAAP AND US GAAP

Basis of preparation

The combined financial statements for Reed Elsevier are prepared in accordance with UK and Dutch GAAP, which differ in certain significant respects from US GAAP. The principal differences relate to the US GAAP requirements in respect of the capitalisation and amortisation of goodwill and other intangible assets, pensions and deferred taxes. A more complete explanation of accounting policies used by the combined businesses and the differences between UK and Dutch GAAP and US GAAP will be set out in the 2001 Reed Elsevier Annual Report and Reed Elsevier Annual Report on Form 20-F.

Net income

FOR THE YEAR ENDED 31 DECEMBER 2001	**2001 £m**	2000 £m	***2001 €m***	*2000 €m*
Net income under UK and Dutch GAAP	**126**	33	***202***	*54*
US GAAP adjustments:				
Amortisation of goodwill and other intangible assets	**(74)**	(78)	***(119)***	*(128)*
Deferred taxation	**(43)**	85	***(69)***	*139*
Pensions	**46**	22	***74***	*36*
Stock based compensation	**(15)**	–	***(24)***	–
Derivative instruments	**(56)**	–	***(90)***	–
Other items	**(4)**	(2)	***(6)***	*(3)*
Net (loss)/income under US GAAP	**(20)**	60	***(32)***	*98*

Combined shareholders' funds

AS AT 31 DECEMBER 2001	**2001 £m**	2000 £m	***2001 €m***	*2000 €m*
Combined shareholders' funds under UK and Dutch GAAP	**2,917**	3,041	***4,784***	*4,896*
US GAAP adjustments:				
Goodwill and other intangible assets	**1,151**	604	***1,888***	*973*
Deferred taxation	**(860)**	(203)	***(1,410)***	*(327)*
Pensions	**132**	86	***216***	*138*
Derivative instruments	**(79)**	–	***(130)***	–
Unrealised gains on available for sale investments	**36**	1	***59***	2
Equity dividends not declared in the period	**190**	177	***312***	*285*
Other items	**(20)**	1	***(33)***	*1*
Combined shareholders' funds under US GAAP	**3,467**	3,707	***5,686***	*5,968*

Both Reed International ('RUK', CUSIP No. 758212872) and Elsevier ('ENL', CUSIP No. 290259100) have American Depositary Shares (ADSs) listed on the New York Stock Exchange (Depositary: Citibank NA). An ADS in Elsevier represents two ordinary shares in Elsevier, while a Reed International ADS represents four ordinary shares in Reed International. Final dividends on Reed International and Elsevier ADSs will be paid on 20 May 2002.

Reed Elsevier is a world leading publisher and information provider and its principal operations are in North America and Europe. Its two parent companies – Reed International P.L.C. ('Reed International') and Elsevier NV ('Elsevier') – are listed on the Amsterdam, London and New York Stock Exchanges and the returns to their respective shareholders are equalised in terms of dividend and capital rights. 'Reed Elsevier' and 'the combined businesses' comprise Reed International and Elsevier plus their two jointly owned companies, Reed Elsevier plc and Elsevier Reed Finance BV, and their respective subsidiaries and joint ventures.

The Reed Elsevier Annual Review 2001 and Reed International P.L.C. 2001 Report and Accounts are being posted to Reed International shareholders on 5 March 2002. Copies of the Reed Elsevier Annual Review 2001 and Elsevier NV Annual Report 2001 will be available to shareholders in Elsevier on request. Copies of the Preliminary Statement are available to the public from the respective companies:

Reed International P.L.C.
25 Victoria Street
London SW1H 0EX
UK

Elsevier NV
Sara Burgerhartstraat 25
1055 KV, Amsterdam
The Netherlands

Copies of all recent announcements, including this Preliminary Statement, and additional information on Reed Elsevier can be found on the Reed Elsevier Home Page on the World Wide Web:

http://www.reedelsevier.com